SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377 and 333-116964.

                                 RADVision Ltd.

6-K Items

     1.   Press release re New RADVISION MEGACO/H.248 Developer Toolkit Provides
          Maximum   Flexibility   and   Functionality   for  Development  of  IP
          Communication Applications dated April 11, 2005.

     2. Press release re RADVISION Announces New IP Phone Developer Suite Functionality for the Creation of Advanced IP Communication Devices dated April 18, 2005.

     3. Press release re RADVISION First Quarter 2005 Results Exceed Forecast dated April 20, 2005.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

New RADVISION MEGACO/H.248 Developer Toolkit Provides Maximum Flexibility and Functionality for Development of IP Communication Applications

Monday April 11, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 11, 2005--RADVISION (Nasdaq:RVSN - News) today announced that it has released version 2.0 of its popular MEGACO/H.248 Developer Toolkit, featuring unique enhancements to support more encoding schemas, more operating systems, and the latest changes to the MEGACO and H.248 standards.

With the reemerging popularity of MEGACO/H.248 for controlling IP media sessions, carriers are now requesting MEGACO-powered solutions for virtually every operating system, based on either text or binary encoding. In fact, MEGACO/H.248 is specified as a core protocol by the 3G, IPPC (formerly the International Softswitch Consortium), and OMA Push-To-Talk standards bodies.

Responding to this growing popularity of the protocol and the diversity of solution requirements for operating systems and encoding approaches, RADVISION significantly enhanced version 2.0 of its MEGACO/H.248 Toolkit with new functionality and features, delivering a powerful tool for the development of communications solutions that can be easily modified to address the many variations in MEGACO-related product requirements.

"RADVISION's vision has long been to enable quicker time to market, with the most robust and feature rich solution," said Adi Paz, Senior Director of Marketing and Product Management for RADVISION's Technology Business Unit. "In this new version we not only accomplished this but we also implemented an architecture that allows our partners to quickly and easily add fully compliant support for text and/or binary encoding - enabling them to quickly and easily leverage new opportunities and markets."

In addition to supporting both text and binary encoding, the RADVISION MEGACO/H.248 Developer Toolkit fully supports the latest change to the IETF MEGACO standard - RFC 3525. This new RFC addresses much needed changes to clarify and solidify the MEGACO standard and represents over 200 changes to the MEGACO standard, covering everything from syntax to transport requirements.

The RADVISION MEGACO Toolkit supports an ever widening array of Operating Systems allowing applications to be moved seamlessly from one platform architecture to another without modification. The RADVISION MEGACO/H.248 Toolkit supports development of applications on the Windows, Solaris, Linux, Tru64, VxWorks, Monta Vista, pSOS, OSE, Nucleus, QNX, and INTEGRITY operating systems. RADVISION's MEGACO/H.248 Toolkit architecture ensures that applications developed with this toolkit are fully insulated from the details of the underlying OS, allowing partners to later modify their applications to run on any of the above supported operating systems with only minimal effort. The agility with which applications can move from among the supported OS allows RADVISION customers the flexibly to address the many different markets and carrier operating system requirements with the same core application.

Availability

Version 2.0 of RADVISION's MEGACO/H.248 Toolkit is now available worldwide.

About RADVISION


RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.


-------------------
Contact:
     Corporate Contacts
     RADVISION Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     Adi Paz, 972-3-767-9636
     adip@radvision.com
     or
     Investor Relations
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION Announces New IP Phone Developer Suite Functionality for the Creation of Advanced IP Communication Devices

Monday April 18, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 18, 2005--RADVISION (Nasdaq:RVSN - News) today announced new functionality for its IP Phone Developer Suite v1.4, an award-winning developer platform for chipset vendors and IP phone manufacturers to build advanced IP phone solutions. With today's announcement RADVISION has enhanced its already powerful IP Phone developer platform with features and functionality ideal for the development of wireline, WiFi and cellular IP telephony systems.

In addition to new features specifically required for advanced IP telephony functionality, such as NAT traversal and Dynamic Code change, the IP Phone Developer Suite v1.4 also includes add-on features such TLS security for SIP and
H.235 security for H.323.

RADVISION's IP Phone Developer Suite is available in multiple VoIP protocols including SIP and H.323. It provides a rich set of features and services for Client Customer Premises Equipment (CPE) and WiFi/mobile handset manufacturers to implement fully functional IP phone applications with minimal effort. In addition to basic phone support, the RADVISION IP Phone Developer Suite supports advanced IP phone services such as three way conferencing, call transfer, encryption, blind transfer, call waiting, call hold, caller ID, handset/handsfree, and DTMF Relay.

"We have seen tremendous traction for our IP phone and we now expand on this award-winning product with new developer features and functionality uniquely suited for the needs of the wireline and wireless IP communications markets," said Boaz Raviv, acting General Manager of RADVISION's Technology Business Unit. "RADVISION's new IP Phone Developer Suite meets the stringent technical demands of delivering advanced IP telephony features in a solution that supports a wide range of chipsets, media processing, and hardware implementations."

RADVISION has designed its IP Phone Developer Suite to be easily portable across a variety of IP Phone chipsets. Additionally, RADVISION has worked closely with leading silicon vendors to help provide pre-integrated solutions for their chipset services. A complete IP phone solution is achieved by integrating the RADVISION IP Phone Developer Suite v1.4 with DSP services (voice compression/decompression, echo cancellation, VAD, etc.) and telephony hardware services (hook state, key state, handset, etc.), both of which would be provided by the developer or a third-party.

Specific functionality that has been added with v1.4 of the IP Phone Developer Suite includes:

     o STUN & NAT Traversal - A new optional module enables the IP Phone Developer Suite to support NAT (Network Address Translation) traversal by enabling the IP phone to modify IP addresses and ports via a callback function (RFC3489).

     o TLS Security - A new optional module enables the IP Phone to support TLS as specified in SIP standards.

     o H.235 Security - A new optional module enables the IP Phone to support ITU-T Recommendation H.235 Annex D - Baseline Security Profile.

     o Dynamic Codec Change - Allows the device to dynamically change media parameters such as codecs during a call by sending Re-Invite messages as specified in RFC3264 (Offer/Answer Model).

     o PROTOS Vulnerability Tests - version 1.4 is PROTOS-compliant in both SIP and H.323.

     o Auto Discovery - An IP Phone developed with the RADVISION IP Phone Developer Suite can automatically detect and register to gatekeepers in the network through Multicast GRQ messages.

     o Up to Three E164 Numbers per Device - The IP Phone and every analog line in the IAD can now be configured with three E164 numbers, enabling the development of multi-line IP Phones.

     o Transfer with Replaces - SIP Transfer now conforms to RFC 3891 (SIP "Replaces" Header) and draft-ietf-sipping-cc-transfer-03.

     o    Blind Transfer - Enables user to transfer a call to a third party.

     o CLIP and CLIR (Caller ID Restriction/Presentation) - Users can configure whether or not their number and presentation name will be restricted.

     o H.323 Extension Callbacks - Various application callbacks have been added to provide additional control of H.323 Stack events.


Availability


Version 1.4 of the RADVISION IP Phone Developer Suite is currently generally available worldwide.


About RADVISION


RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.


-----------------
Contact:
     RADVISION
     Corporate:
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION Ltd.

RADVISION First Quarter 2005 Results Exceed Forecast

Wednesday April 20, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 20, 2005--RADVISION (Nasdaq: RVSN -
News) today announced that revenues for the first quarter of 2005 were $16.3 million, representing a 14% increase from the first quarter of 2004. Net income for the 2005 first quarter was $2.5 million or $0.11 per diluted share compared with $719,000 or $0.03 per diluted share reported in the 2004 first quarter.

Operating income for the first quarter of 2005 increased to $1.9 million from $307,000 in the 2004 first quarter.

The results for the first quarter of 2005 exceeded the Company's forecast of revenues of $16.0 million, operating income of $300,000 and net income of $800,000 or $0.04 per diluted share. The 2005 first quarter benefited from a higher margin sales mix and lower than forecasted operating expenses.

First quarter 2005 revenues consisted of $10.7 million in Networking Business Unit (NBU) sales and $5.6 million in Technology Business Unit (TBU) sales, representing increases of 5% and 36%, respectively, over the first quarter of 2004.

The Company ended the first quarter of 2005 with approximately $107.3 million in cash and liquid investments, a decrease of $3.1 million over the prior quarter, and equivalent to $5.18 per basic share. The decrease reflects operating cash flow of $1.8 million and income of $2.8 million from the exercise of options, offset by $600,000 in capital expenditures and $7.1 million related to the purchase of the assets of First Virtual Communications, mainly its Click to Meet(TM) technology.

Gadi Tamari, Chief Executive Officer, commented: "We continued to execute in the First Quarter of 2005, which gave us a good start to the year. We made important strategic progress with the acquisition of Click to Meet(TM), which adds a software-based desktop solution that we are working to integrate with our networking hardware for multi-media communications on the desktop. We also added a large base of active Click to Meet(TM) customers and a good team to support them. We introduced several new desktop and 3G solutions in the quarter as well."

Mr. Tamari continued: "Our TBU has had strong growth for several quarters and that was the case in the first quarter as well. The TBU benefited from continued growth in the sales of SIP licenses as well as a large and important deal with a vendor of enterprise applications which is integrating IP voice into their existing platform using our SIP and IP toolkits."

"Our NBU sales increased 5% over last year. Our room conferencing sales remained solid and were accompanied by strong 3G sales in Asia Pacific and EMEA, including a new deployment and an important deal with a strategic partner. We also had a new Microsoft-related desktop deployment."

Mr. Tamari concluded: "We expect to make additional progress in the second quarter and feel good about the year. We are executing on what we said and see further evidence that the visual communication market is taking hold."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects second quarter 2005 revenues to be approximately $18.0 million and net income to approximate $2.7 million or $0.12 per diluted share. This compares to second quarter 2004 revenues of $15.7 million and net income of $1.1 million or $0.05 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

First Quarter 2005 Earnings Conference Call/Webcast


RADVISION will hold a conference call to discuss its first quarter 2005 results and second quarter outlook, today, Wednesday, April 20, 2005 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-455-9744 (International dialers can call +1-210-234-0002) by 8:45 a.m. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call will also be available in the investor relations section of the company's website at www.radvision.com.

A PowerPoint presentation highlighting key financial metrics as well as the second quarter 2005 estimate will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on April 20th and will be archived on the website until the end of the second quarter. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on April 27th. To access the replay, please dial 1-866-393-2012 (International dialers can call +1-203-369-0457).

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. RADVISION has two distinct business units. RADVISION's Networking Business Unit (NBU) offers one of the broadest and most complete sets of videoconferencing network solutions for IP- and ISDN-based networks, supporting all end points in the industry. The company also provides businesses and service providers with integrated solutions that deliver converged IP-based video telephony applications to employee computer desktops and residential broadband homes worldwide. The Company's Technology Business Unit (TBU) provides protocol development tools and platforms, enabling equipment vendors and service providers to develop and deploy new converged networks, services, and technologies. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                            RADVISION LTD.
                  Consolidated Statements of Income
     (U.S. Dollars in thousands, except share and per share data)

                                                Three months ended
                                                     March 31,
                                             -------------------------
                                                 2005         2004
                                              -----------  -----------
                                                     Unaudited
                                             -------------------------

Revenues                                     $    16,280  $    14,261
                                              -----------  -----------

Operating costs and expenses:
 Cost of revenues                                  2,776        3,097
 Research and development                          4,655        3,780
 Marketing and selling                             5,757        5,837
 General and administrative                        1,159        1,240
                                              -----------  -----------

Total operating costs and expenses                14,347       13,954
                                              -----------  -----------

Operating income                                   1,933          307
Financial income, net                                561          412
                                              -----------  -----------

Net income                                   $     2,494  $       719
                                              ===========  ===========

Basic net earnings per Ordinary share        $      0.12  $      0.04
                                              ===========  ===========

Weighted average number of shares
 outstanding during the period - basic        20,714,218   19,484,208
                                              ===========  ===========

Diluted earnings per Ordinary share          $      0.11  $      0.03
                                              ===========  ===========

Weighted average number of shares
 outstanding during the period - diluted      22,033,189   21,566,783
                                              ===========  ===========

                           RADVISION LTD.
                      Consolidated Balance Sheet
                     (U.S. Dollars in thousands)

                                              March 31,   December 31,
                                                2005         2004
                                             (Unaudited)   (Audited)
                                             ------------ ------------
Assets
Cash and cash equivalents (*)                $    12,289  $    20,206
Short-term bank deposits (*)                      62,965       51,411
Trade receivables, net                            10,346       10,063
Other receivables                                  3,410        3,900
Inventories                                        1,141        1,220
                                              -----------  -----------
Total current assets                              90,151       86,800

Severance pay fund                                 2,705        2,733
Long-term securities and bank deposits (*)        32,039       38,749
                                              -----------  -----------
Total long-term assets                            34,744       41,482
Property and Equipment
Cost                                              15,245       14,584
Less accumulated depreciation                     12,283       11,937
                                              -----------  -----------
                                                   2,962        2,647

Other assets, net                                  7,448          953

Total assets                                     135,305      131,882
                                              ===========  ===========

Liabilities and Equity
Trade payable                                      1,468        1,939
Other payables  and accrued expenses              18,298       19,466
                                              -----------  -----------
Current liabilities                               19,766       21,405

Accrued severance pay                              3,749        3,701
                                              -----------  -----------

Total liabilities                                 23,515       25,106

Shareholders' Equity
Share capital                                        200          196
Additional paid in capital                       109,783      107,267
Accumulated deficit                                1,807         (687)
                                              -----------  -----------
Total shareholders' equity                       111,790      106,776

Total liabilities and shareholders' equity       135,305      131,882
                                              ===========  ===========

(*)Total cash and liquid investments             107,293      110,366
                                              ===========  ===========
---------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Comm-Partners LLC
     Investor Relations:
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            RADVISION LTD.
                                               (Registrant)



                                            By /s/Arnold Taragin
                                               -----------------
                                               Arnold Taragin
                                               Corporate Vice President
                                               and General Counsel



Date:  April 21, 2005